# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVAGOLD RESOURCES INC, CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 201 SOUTH MAIN, SUITE 400, SALT LAKE CITY, Utah (UT), 84111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-12-000282
Filed by CIK 0001035674

## Reporting persons
- PAULSON & CO. INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 39,988,061; sole dispositive power 0; shared dispositive power 39,988,061; aggregate amount beneficially owned 39,988,061 (9.8% of the class)
  Comment: Note to Items 6 & 9: Including 12,750,000 shares underlying warrants exercisable within 60 days of June 30, 2025.
  Note to Items 6, 8, & 9: (See Note 1 to Item 4 below)
- Paulson Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 39,988,061; sole dispositive power 0; shared dispositive power 39,988,061; aggregate amount beneficially owned 39,988,061 (9.8% of the class)
  Comment: Note to Items 6 & 9: Including 12,750,000 shares underlying warrants exercisable within 60 days of June 30, 2025.
  Note to Items 6, 8, & 9: (See Note 1 to Item 4 below)

## Item 1. Issuer
Name of issuer: NOVAGOLD RESOURCES INC
Address of issuer's principal executive offices: 201 SOUTH MAIN, SUITE 400, SALT LAKE CITY, Utah, 84111

## Item 2. Person Filing
Name of person filing: Paulson Advisers LLC
Address of principal business office or, if none, residence: 15 Exchange Place, Jersey City, NJ 07302
Citizenship: Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 39,988,061 (see Note 1)
Percent of class: 9.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 39,988,061 (See Note 1)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
39,988,061 (See Note 1)

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 406,897,647 Common Shares outstanding as of June 20, 2025, which is the total number of Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 25, 2025.

Note 1: Paulson Advisers LLC and Paulson & Co. Inc. (togehter, "Paulson") furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the "Funds"). In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13G that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule 13G is owned by the Funds. Except for the purposes of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

Note 2: This Amendment No. 8 to Schedule 13G (this "Amendment No. 8") is filed with respect to the Common Shares (the "Common Shares") of Novagold Resources Inc. (the "Issuer") beneficially owned by the Reporting Person identified below as of June 30, 2025, and amends and supplements the Schedule 13 G originally filed on May 11, 2012, as previously amended (as so amended, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this schedule are owned by Paulson's advisory clients, none of which to Paulson's knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, General Counsel & Chief Compliance Officer (08/14/2025)
- Paulson Advisers LLC: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (08/14/2025)